Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco on August 13, 2026.

Evernorth Strengthens Positioning for Public Investors as It Advances Toward Nasdaq Listing

•	Resets the transaction to reflect the change in the underlying XRP price from $2.36 at signing to XRP’s value at closing, which is expected to reduce the total share count so each common share represents a larger percentage of the treasury

•	The amendment is intended to maintain alignment between the company’s capitalization and the market value of its underlying XRP holdings at closing

•	Based on XRP's current trading price, the adjustment is expected to result in each outstanding Armada II share representing a larger interest in Evernorth at closing

•	All advance funders, representing more than 95% of committed capital, have agreed to the revised terms, demonstrating continued support for Evernorth’s strategy and public market debut

•	The Armada II sponsor has agreed to adjust its founder shares on the same proportional basis as the advance funders, reinforcing alignment across stakeholders

•	Holdings and strategy remain unchanged; Evernorth will continue to focus on growing XRP per share and building the XRP ecosystem

SAN FRANCISCO – August 13, 2026

Evernorth Holdings, Inc (“Evernorth”), a digital asset treasury building institutional access to the XRP economy at scale, today announced amendments to the subscription agreements governing the private placement of its common shares in connection with its proposed business combination with Armada Acquisition Corp. II to align the transaction’s terms with the current value of its XRP treasury. Investors representing more than 95% of committed capital, including all of Evernorth’s advance funders, have agreed to the revised terms.

The revised terms, filed in an amended registration statement on Form S-4 with the SEC, adjust the number of shares issuable to investors at closing based on the value of XRP at that time, as measured by its volume-weighted average price, rather than the XRP price of $2.36 used when the business combination agreement was signed. By tying share issuance to a more current value of XRP, the company’s capitalization is expected to more closely reflect the value of its underlying treasury at closing.

“Tying the share count to XRP’s value at closing is the right thing to do for Evernorth and our investors,” said Asheesh Birla, founder and CEO of Evernorth. “We’re preserving alignment among investors while supporting our long-term strategy of building institutional access to the XRP ecosystem. That our entire advance funding group stands behind it, in this environment, reflects their continued conviction in our strategy and the opportunity ahead.”

Evernorth’s investors subscribed through a series of private placements, most funding in advance and others on a delayed basis, at $10.00 per share. While the restructured transaction reflects XRP’s market value at closing rather than the XRP price used at signing, the company’s strategy remains unchanged. Addressing the difference up front allows public investors to gain exposure at the time of the planned listing on terms better aligned to the net asset value underlying each share, rather than a valuation based on historical XRP prices.

Because the transaction is better aligned with XRP’s underlying value, the restructuring is expected to reduce the number of shares issued at closing, spreading the company’s net asset value across fewer shares so that each share represents a larger portion of Evernorth’s XRP treasury. The adjustment mechanism works in both directions based on XRP's value at the time of closing. All of Evernorth’s advance funders agreed to the revised terms, which are intended to improve alignment among stakeholders and better position the company for its public market debut. Consistent with this approach, the Armada II sponsor has agreed to adjust its founder shares on the same proportional basis as the advance funding investors, ensuring that the impact of the restructuring is shared broadly across stakeholders. Management and Evernorth’s founding investors believe the amendment will result in a capitalization structure that more accurately reflects the value of the company’s underlying XRP holdings at closing.

Evernorth’s investors include Arrington Capital, SBI Group, Ripple, Pantera Capital, Kraken and GSR, among others. The company’s holdings and strategy remain the same. It will be building XRP per share over time through disciplined capital allocation, XRP ecosystem participation and treasury operations.

The business combination is expected to close in late Q3 or early Q4 2026, subject to SEC review and customary closing conditions.

About Evernorth

Formed through a business combination (to be completed) between Evernorth and Armada II, a NASDAQ-listed special purpose acquisition company (the "Business Combination"), pursuant to a definitive business combination agreement (the "Business Combination Agreement"), Evernorth, at closing, will be a publicly traded digital asset treasury that provides investors with exposure to XRP through a regulated, liquid, and transparent structure. Evernorth intends to pursue strategies designed to grow its XRP per share through over time through yield strategies, ecosystem participation, and capital markets activities. To learn more, please visit www.evernorth.xyz.

About Armada Acquisition Corp. II

Armada II is a special purpose acquisition company sponsored by Arrington XRP Capital Fund, LP. Armada II was founded on October 3, 2024. Armada II is led by the following seasoned investors and industry executives: Taryn Naidu, Chief Executive Officer, Michael Arrington, Chairman, Kyle Horton, Chief Financial Officer and board members Michael Arrington, Taryn Naidu, Richard Danis, Lindy Key and Ronald Palmeri. To learn more, visit www.arringtoncapital.com/armada.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed business combination, expected Nasdaq listing, and anticipated treasury strategies. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including those described in the registration statement on Form S-4 filed with the SEC. Neither Evernorth nor Armada undertakes any obligation to update these statements, except as required by law.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Media Contact:
Prosek Partners for Evernorth
pro-evernorth@prosek.com

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.